1 (a) NAME OF ISSUER (Please type or print)				(b) IRS IDENT. NO.		(c) S.E.C. FILE NO.
National Penn Bancshares, Inc				232215075		10957
1(d)ADDRESS OF ISSUER STREET CITY STATE ZIP CODE				(e)TELEPHONE
Philadelphia & Reading Avenues Boyertown	PA	19512		AREA CODE	610	NUMBERS 369-6256

2 (a)NAME OF PERSON FOR WHOSE ACCOUNT	(b) IRS IDENT. NO.	(c) RELATIONSHIP	(d) ADDRESS STREET CITY STATE ZIP CODE
THE SECURITIES ARE TO BE SOLD		TO ISSUER
Garry D. Koch		GEVP	Philadelphia & Reading Aves		Boyertown PA 19512
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr.3(e))	Approximate Date of Sale (See instr 3(f)) (MO DAY YR)	Name of Each Securities Exchange (See instr. 3(g))
Common	PrimeVest Financial Services, Inc. 400 First Street South, St. Cloud, MN 56301		12,063	$ 241,260	46,712,665	7/11/2006	NASDAQ

INSTRUCTION:
1	(a) Name of issuer	3	(a) Title of the class of securities to be sold
	(b) Issuer's IRS Identification Number		(b) Name and address of each broker through whom the securities are intended to be sold
	(c) Issuer's SEC file number, if any		(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d) Issuer's address, including zip code		(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e) Issuer's telephone number, including area code		(e) Number of shares or other units of the class outstanding or if debt securities the face amount thereof outstanding as shown by the most recent report or statement published by the issuer
2	(a) Name of person for whose account the securities are to be sold		(f) Approximate date on which the securities are to be sold
	(b) Such person's IRS identification number, if such person is an entity		(g) Name of each securities exchange, if any, on which the securities are intended to be sold
(c) Such person's relationship to the issuer (e.g. officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
(d) Such person's address, including zip code

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	12/18/1996	Non Qualified Stock Options	National Penn Bancshares, Inc.	12,063	Payable on	Cash
		Granted by Company			Exercise

INSTRUCTIONS:
1. If the securities were purchased and full payment therefor was not made in cash	2. If within two years after the acquisition of the securities the person for whose account they are
at the time of purchase, explain in the table orin a note thereto the nature of the	to be sold had any short positions, put or other option to dispose of securities referred to in
consideration given. If the consideration consisted of any note or other obligation,	paragraph (d)(3) of Rule 144, furnish full information with respect thereto.
or ifpayment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be	The person for whose account the securities to which this notice relates are to be sold herby
given not only as to the person for whose account the securities are to be sold but	represents by signing this notice that he does not know any material adverse information in regard
also as to all other persons included in that definition. In addition, information shall	to the current and prospective operations of the Issuer of the securities to be sold which has not
be given as to sales by all persons whose sales are required by paragraph (e) of	been publicly disclosed.
Rule 144 to be aggregated with sales for the account of the person filing this notice.

7/12/2006
DATE OF NOTICE	SIGNATURE

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or ommission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)